Exhibit 99.1

HomesToLife Ltd 1H2024 Financial Results Conference Call

Tuesday, November 26, 2024

8:30 am ET

9:30 pm SGT

CORPORATE PARTICIPANTS

Scott Powell, President, Skyline Corporate Communications Group

Phua Yong Tat, Vice-Chairman, HomesToLife Ltd.

Phua Mei Ming, Chief Executive Officer, HomesToLife Ltd.

Chew Kwang Yong (Robert), Chief Financial Officer, HomesToLife Ltd.

Script

OPERATOR: Good morning, and welcome to the HomesToLife Ltd financial results conference call for the first six months of 2024 ended June 30. Your hosts this morning are Chief Executive Officer Ms. Phua Mei Ming, Chief Financial Officer Mr. Robert Chew, and Vice Chairman Mr Phua Yong Tat.

At the request of the Company, today’s call is being recorded and will be available for replay on the investor relations section of the company’s website, investors.homestolife.com. You may also access the teleconference replay by dialing 1-844-512-2921 or 1-412-317-6671, referencing Access ID 13750309, beginning 12 p.m. Eastern time today. The replay will be available until December 3, 2024, at 11:59 PM Eastern time.

I would like to inform all parties that your lines are now placed on a listen-only mode until the question-and-answer segment of this call begins. You will receive instructions from the operator to ask a question in that segment.

At this point, I would like to turn the call over to Scott Powell, President of Skyline Corporate Communications Group. Thank you. Please go ahead.

Scott Powell: Thank you, operator. Before we begin, I’d like to read you our Forward-Looking Statements provisions. “During today’s conference call, company representatives may make forward-looking statements. Any statements made in this presentation about future operating results or future events are forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Please know that actual results achieved by the company may differ materially from such forward-looking statements. A discussion of factors that could cause such differences appears in the Risk Factors sections of the company’s SEC filings, including the prospectus dated September 30, 2024.”

Now, HomesToLife Ltd’s CEO, Ms. Phua Mei Ming, will present an analysis of the company’s performance during the first six months of 2024. Mei Ming?

Phua Mei Ming: Thanks, Scott. Thanks to everyone for joining us on this call. As you may know, HomesToLife Ltd is one of Singapore’s leading home furniture retailers, offering premium customized furniture solutions at six retail store locations. Our products include a number of brands of sofas and other upholstered furniture, as well as case goods such as coffee tables, dining tables and bedding. We were incorporated in the Cayman Islands in February of this year and completed our IPO and began trading on Nasdaq on October 1 under the trading symbol HTLM. Our IPO consisted of an aggregate of 1,437,500 ordinary shares at a price of $4.00 per share to the public, including 187,500 shares sold upon full exercise of the underwriter’s over-allotment option. Gross Proceeds to the Company was $5.75 million, before deducting underwriting discounts and estimated offering expenses. US Tiger Securities, Inc. was our underwriter for the Offering. Loeb & Loeb LLP acted as U.S. counsel to our Company, and Hunter Taubman Fischer & Li LLC acted as U.S. legal counsel to Tiger.

As you may have read yesterday in our earnings press release, for the first six months of 2024 ended June 30, 2024, HomesToLife Ltd had net revenue of $1,993,323, a 21 percent decrease compared to net revenue of $2,527,724 for the first six months of 2023.

The Company’s decrease in net revenue was primarily due to a decline in revenue from sales of our leather and fabric upholstered home furniture products compared to such sales in the corresponding six-month period in 2023. This decrease was chiefly the result of rising inflation and the overall slowdown in global economic conditions, both of which negatively impacted Singapore’s home furniture market.

For the first half of 2024, the Company’s gross margin was 66.1 percent as compared to 68.8 percent for the first six months of 2023, a decline primarily attributable to an increase in inward freight costs.

For the first half of 2024, HomesToLife also saw an increase of $138,473, or 8.2 percent, in total operating expenses, compared to the first half of 2023. This increase was primarily the result of a rise in general and administrative expenses of $570,593, mainly consisting of an IPO audit fee of $419,706. The increase in general and administrative expenses was largely offset by a decrease of $432,119 in sales and distribution expenses, mainly due to marketing support from a related party for introducing new designs and products to the market.

Principally as a result of these factors – in particular, our decreased revenue and our IPO audit fee — the Company had a loss from operations of $508,865 during the first half of 2024, as compared to income from operations of $52,847 for the six months ended June 30, 2023.

Adding other income, which amounted to $56,427 in the first half of 2024 and $22,139 in the first half of 2023, HomesToLife had a net loss of $452,438 or a loss of $0.03 per share for the first half of 2024, as compared to net income of $74,986, or $0.01 per share, for the same period in 2023.

Cash and cash equivalents at June 30, 2024 was $544,294, as compared to $1,366,956 at December 31, 2023.

Net cash used in operating activities during the first half of 2024 was $899,519, as compared to net cash provided by operating activities of $53,225 for the same period in 2023.

Total long-term liabilities at June 30, 2024 was $2,985,724, as compared to $2,225,228 at December 31, 2023.

Weighted average number of ordinary shares was 13,250,000 at both June 30, 2024 and June 30, 2023.

Regarding our recent listing on Nasdaq, we are thrilled to be a part of this great stock exchange and look forward to a bright future representing the Singaporean premium furniture industry.

Looking forward to the rest of this year and 2025, we are working on a number of new initiatives intended to improve our company’s financial performance. One of these is to closely monitor and optimize our product-mix from time to time in order to improve our gross profit margin. Another initiative is to expand our business into Taiwan, Republic of Korea, Indonesia, and Malaysia. With regard to that strategy, on October 28, 2024, the Company formed a new subsidiary in Singapore called HTL Far East Pte Ltd., whose primary function will be to develop the trading business.

As a result of these initiatives and others we may take in the future, we hope to improve our top and bottom-line performance going forward.

At this point, our CFO Robert Chew, our Vice Chairman Mr Phua Yong Tat, and I will be happy to answer your questions.

OPERATOR: Thank you. The floor is now opened for questions. If you would like to ask a question, please press star, one, on your telephone keypad at this time. A confirmation tone will indicate your line is in the question queue. You may press star, two, if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up the handset before pressing the star keys. Once again, that is star, one, to register a question at this time.

I would like to turn to floor over to Mr. Scott Powell for any presubmitted questions.

Scott Powell: Great. Thank you. Can everyone hear me okay?

Phua Mei Ming: Yes.

Scott Powell: We do have two previously prepared questions. The first one for HTL Management, in your press release yesterday, the company said it’s 21% decrease in six-month revenue was the result of rising inflation and an overall slowdown in global economic conditions, both of which negatively impacted Singapore’s home furniture market. Can Management comment on if and how these conditions have changed during the current six-month period and how these conditions are likely to affect the company’s financial results for the second half of ’24 and going into 2025?

Phua Mei Ming: Hi. This is Mei Ming. I’ll answer this question. This is reflective of the weak market drivers including declining private property transactions and a weak consumer sentiment where household and furniture retail sales have beat on a year-on-year basis where we saw consumers deepen dilute discretional funding on categories like home furnishings ongoing replenishments (phon) in Singapore will continue to weigh on consumer demand, making the second half more challenging. However, we see moderating conditions going into 2025 with the supply of new housing, restabilization of property prices, and moderating insurance rates.

In anticipation, we are working on plans to improve our top line and bottom line performance. What will make a more significant impact will be our plans to develop additional markets in Asia.

Scott Powell: Great. Thank you. The next previously prepared question is, you mentioned the incorporation of a new Far East subsidiary last month. Are you able to offer any guidance on when the subsidiary might begin contributing revenue to the company, and how much revenue you expect it to contribute in the second half of this year, as well as moving into 2025?

Phua Mei Ming: We anticipate the impact of our actions to bear fruit in December 2024 with our newly set-up subsidiary to start generating revenue. Our expectations will be that the additional business should gain momentum through 2025 to be around 50% of our total revenue.

Scott Powell: Thanks, Mei Ming. If we could, maybe just a final previously prepared question for HTL Management. Your press release from yesterday said the company is working on a number of new initiatives to expand its business into the rest of Asia. In addition to the formation of your new Far East subsidiary, are there any additional initiatives in place to help achieve this expansion?

Phua Mei Ming: With the formation of our new Far East subsidiary, we have planned a series of actions that will strengthen our customized furniture solutions with new markets in Asia. This will include range improvements and reviewing our pricing strategy so that we can broaden our appeal within Singapore as well as other markets in Asia.

Scott Powell: Great. Thank you, Mei Ming. Thank you, Robert. Thank you, Mr. Phua. That seems to be all the questions we have in terms of previously prepared ones right now.

If anyone else on the earnings conference call has a question and you’d like to address Management, please feel free to send the question to investor@homestolife.com, that’s H-O-M-E-S-T-O-L-I-F-E.com, investor@homestolife.com or to info@skylineccg.com at any time.

Now I’d like to turn the floor back over to Mei Ming for closing remarks.

Phua Mei Ming: Thanks, Scott. Thanks again to everyone who has taken time to join us this morning. We appreciate your interest in our company, and we invite you to visit our website www.homestolife.com and follow our progress. Thank you and have a great day ahead.

Operator: Thank you. Ladies and gentlemen, this concludes today’s event. You may now disconnect your lines. Enjoy the rest of your day.